# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Virax Biolabs Group Limited, CIK 0001885827
CUSIP: G9495L125
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: BioCity Glasgow, Bo'Ness Road Newhouse, Lanarkshire, United Kingdom (X0), ML1 5UH
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001988784

## Reporting persons
- James Foster: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 287,987; shared voting power 0; sole dispositive power 287,987; shared dispositive power 0; aggregate amount beneficially owned 287,987 (12.9% of the class)
  Comment: (1) Adjusted retroactively for 1-for-10 reverse stock split which became effective on December 18, 2023.
  
  (2) Percentage based on 2,223,902 ordinary shares outstanding on December 31, 2023, adjusted retroactively for 1-for-10 reverse stock split which became effective on December 18, 2023.

## Item 1. Issuer
Name of issuer: Virax Biolabs Group Limited
Address of issuer's principal executive offices: BioCity Glasgow Bo'Ness Road Newhouse, Lanarkshire, United Kingdom, ML 1 SUH

## Item 2. Person Filing
Name of person filing: James Foster
Address of principal business office or, if none, residence: BioCity Glasgow Bo'Ness Road Newhouse, Lanarkshire, United Kingdom, ML 1 SUH
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 287,987
Percent of class: 12.9
Sole power to vote or to direct the vote: 287,987
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 287,987
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James Foster: James Foster, Chief Executive Officer (10/28/2025)